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                                                                 Exhibit 99.5


                                 CHARTER FOR THE

                              NOMINATIONS COMMITTEE

                                       OF

                          INFOSYS TECHNOLOGIES LIMITED

PURPOSE:

         The purpose of the Nominations Committee is to ensure that the Board of Directors is properly constituted to meet its fiduciary obligations to shareholders and the Company. To carry out this purpose, the Nominations Committee shall: (1) assist the board by identifying prospective director nominees and to select/ recommend to the board the director nominees for the next annual meeting of shareholders; (2) oversee the evaluation of the board and management; and (3) recommend to the board director nominees for each committee.

COMMITTEE MEMBERSHIP AND ORGANIZATION:

         -    The Nominations Committee shall be comprised of no fewer than two
              (2) members.

         - The members of the Nominations Committee shall meet the independence requirements of the NASDAQ.

         - The members of the Nominations Committee shall be appointed and replaced by the board.

COMMITTEE RESPONSIBILITIES AND AUTHORITY:

         - Evaluate the current composition, organization and governance of the board and its committees, determine future requirements and make recommendations to the board for approval.

         - Determine on an annual basis desired board qualifications, expertise and characteristics and conduct searches for potential board members with corresponding attributes. Evaluate and propose nominees for election to the board. In performing these tasks the Committee shall have the sole authority to retain and terminate any search firm to be used to identify director candidates.

         - Oversee the board performance evaluation process including conducting surveys of director observations, suggestions and preferences.

         -    Form and delegate authority to subcommittees when appropriate.

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         -    Evaluate and make recommendations to the board concerning the appointment of directors to board committees, the selection of board committee chairs, and proposal of the board slate for election.

         - Evaluate and recommend termination of membership of individual directors in accordance with the board's governance principles, for cause or for other appropriate reasons.

         - Conduct an annual review on succession planning, report its findings and recommendations to the board, and work with the board in evaluating potential successors to executive management positions.

         -    Coordinate and approve board and committee meeting schedules.

         -    Make regular reports to the board.

         - Review and re-examine this Charter annually and make recommendations to the board for any proposed changes.

         -    Annually review and evaluate its own performance.

         - In performing its responsibilities, the Committee shall have the authority to obtain advice, reports or opinions from internal or external counsel and expert advisors.

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